Exhibit 99.1

ITURAN ROAD TRACK SIGNS AN AGREEMENT WITH THE GLOBAL AUTOMAKER
TO OFFER TELEMATICS SERVICES IN ARGENTINA

AZOUR, Israel – May 3, 2016 –  Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), announced today that  its subsidiary in Argentina has signed a four year  agreement with the same global automaker to offer telematics services in the Argentinian market. Ituran’s services includes: vehicle security, personal safety, remote diagnostic, Web and App application and Concierge. The service will be launched through a joint venture in Argentina, called IRTA (Ituran Road Track Argentina), which is 50% owned by Ituran.

The agreement has a long-term timeframe.

Ituran expects some investment and expense requirements during the initial period of contract, resulting in a loss at the joint venture in an amount which is insignificant to Ituran. During 2017, the joint venture is expected to become profitable, making the entire project increasingly accretive to Ituran.

Eyal Sheratzki, CEO of Ituran commented, "This second OEM agreement referring to Argentina – following the agreement in Brazil, is another important milestone and additional significant step for our business. This second agreement shows the great confidence and mutual interests of the parties and strengthen our position in the automotive industry. We expects this agreement to bring us hundreds of thousands of additional subscribers, positioning us as a clear market leader in Argentina We believe this agreement position us well for future opportunities and expending our business in Latin America. We look forward to deepening our relationship and working further with this client, one of the world’s leading car manufacturers, as we build a long-term, successful and fruitful business."

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran's subscriber base has been growing significantly since the Company's inception to over 948,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi (udi_m@ituran.com) VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft (ituran@gkir.com) GK Investor Relations (US) +1 646 201 9246